SEC FILE NUMBER	000-10815

CUSIP NUMBER

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CRS

For Period Ended: March 28, 2015

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Unified Grocers, Inc.

Full Name of Registrant

Former Name if Applicable

5200 Sheila Street

Address of Principal Execution Office (Street and Number)

Commerce, CA 90040

City, State and Zip Code

PART II

RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Unified Grocers, Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended March 28, 2015 (the “Quarterly Report”) within the prescribed time period for the following reason:

As previously announced, the Audit Committee of the Company, with the assistance of independent legal counsel, is conducting an investigation of issues relating to the setting of case reserves and management of claims by the Company’s insurance subsidiaries and related matters (“Insurance Investigation”). The Company is unable at this time to predict when the Insurance Investigation will be completed or whether the findings will have any impact on the Company’s 2015 consolidated financial statements, 2014 consolidated financial statements, any consolidated financial statements previously filed, or the Company’s assessment of its disclosure controls and procedures or internal control over financial reporting.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Richard J. Martin	323	264-5200
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☐ No ☒

Annual Report on Form 10-K for the fiscal year ended September 27, 2014; Quarterly Report on Form 10-Q for the fiscal quarter ended December 27, 2014.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that the results of operations for its twenty-six weeks ended March 28, 2015 (the “2015 26-week period”) and thirteen weeks ended March 28, 2015 (the “2015 2nd quarter”) and reflected by the earnings statements to be included in the Quarterly Report will show changes as described below from the results of operations for the corresponding twenty-six weeks ended March 29, 2014 (the “2014 26-week period”) and thirteen weeks ended March 29, 2014 (the “2014 2nd quarter”).

The Company achieved increases in both gross billings and net sales for the 2015 26-week period compared to the 2014 26-week period, with the increase in gross billings totaling $34.6 million or 1.8%, and the increase in net sales totaling $32.6 million or 1.8%. The 2015 2nd quarter experienced an increase in gross billings totaling $14.4 million or 1.6%, and an increase in net sales totaling $14.7 million or 1.6% as compared to the 2014 2nd quarter. For each of the respective comparable periods defined above, the growth in sales came mainly from sales of perishable products to existing customers driven by commodity price inflation. Operating income declined $12.6 million for the 2015 26-week period compared to the 2014 26-week period and $8.7 million for the 2015 2nd quarter compared to the 2014 2nd quarter due primarily to reduced margins in both the perishable and non-perishable product lines, costs associated with the preparation for the new business with Haggen, Inc. (“Haggen”) (see below), and costs associated with the Insurance Investigation referred to in Part III. Distribution, selling and administrative expenses (net of depreciation and amortization) were comparable to both of the prior year periods. The Company recorded a tax valuation allowance of approximately $4.1 million in the second fiscal quarter.

The Company also refinanced its debt during its first fiscal quarter ended December 27, 2014 and recorded a loss on early extinguishment of debt in connection with the prepayment of the Company’s higher rate senior secured notes. See Item 1.01. “Entry into a Material Definitive Agreement – Amendment and Restatement of Credit Facility” of the Company’s Current Report on Form 8-K, filed on December 19, 2014, for additional information.

Availability under the revolving credit agreement was approximately $169.5 million at the end of the 2015 2nd quarter.

In the 2015 2nd quarter, the Company began selling to the first of the 146 converted stores acquired by Haggen as part of the Albertson’s LLC and Safeway, Inc. merger (see Item 8.01. “Other Events” of the Company’s Current Report on Form 8-K, filed on December 19, 2014, for additional information). The Company also began selling general merchandise, health, beauty and wellness products to Raley’s Supermarkets and other customers. The Company expects to be supplying all the Haggen stores in California, Arizona and Nevada by the end of its third fiscal quarter. Estimated incremental sales in the fourth fiscal quarter are expected to approximate $180 million, which the Company is projecting to continue.

The Company anticipates that the results of operations for the thirteen weeks and twenty-six weeks will include the following:

Selected Consolidated Statement of Earnings (Loss) Items (unaudited)

(dollars in thousands)	For the 13 Weeks Ended		For the 26 Weeks Ended
	March 28, 2015	March 29, 2014	March 28, 2015	March 29, 2014
Gross billings	$933,688	$919,310	$1,933,102	$1,898,463

Net sales	$908,327	$893,608	$1,880,964	$1,848,327

Distribution, selling & administrative expenses (net of depreciation & amortization)	63,373	63,608	123,073	123,349
Depreciation & amortization	6,923	6,432	13,914	12,773
Operating (loss) income	(5,993)	2,668	(638)	11,943
Interest expense	2,335	2,790	5,075	5,647
Loss on early extinguishment of debt	—	—	3,200	—
(Loss) earnings before estimated patronage dividends and income taxes	(8,328)	(122)	(8,913)	6,296
Estimated patronage dividends	(1,364)	(2,483)	(2,856)	(4,871)
Net (loss) earnings	$(10,665)	$(1,711)	$(11,902)	$1,078

Results of Operations by Segment (unaudited)

(dollars in thousands)	For the 13 Weeks Ended		For the 26 Weeks Ended
	March 28, 2015	March 29, 2014	March 28, 2015	March 29, 2014
Wholesale distribution	(5,308)	2,556	$(789)	$11,270
Insurance	(793)	235	(78)	850
All other	108	(123)	229	(177)

Operating income	$(5,993)	$2,668	$(638)	$11,943

Subsequent to the end of the Company’s 2015 26-week period, the Company, on April 16, 2015, entered into a Stock Purchase Agreement with AmTrust Financial Services, Inc. (“AmTrust”) pursuant to which, among other things, the Company agreed to sell to AmTrust, and AmTrust agreed to purchase from the Company, all of the outstanding shares of the Company’s wholly owned subsidiary, Unified Grocers Insurance Services (the “Agency”). The Agency owns all of the outstanding shares of the capital stock of Springfield Insurance Company and Springfield Insurance Company, Limited (Bermuda). The Company is targeting this transaction to close in its fourth fiscal quarter, subject to regulatory approvals, among other things. The Company anticipates using the net proceeds of this transaction to pay down debt and for other corporate purposes.

See Item 1.01. “Entry into a Material Definitive Agreement,” including Exhibit 99.1, “Stock Purchase Agreement by and between Unified Grocers, Inc. and AmTrust Financial Services, Inc. dated as of April 16, 2015” thereto, of our Current Report on Form 8-K, filed on April 22, 2015, for additional information.

The foregoing information is preliminary and unaudited and may be subject to change in the Quarterly Report when filed, including, without limitation, as a result of the Insurance Investigation described above.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Notification of Late Filing on Form 12b-25 contains certain statements which may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements concerning the possible outcome of the Insurance Investigation and possible results of operations for the 2015 26-week period. Forward-looking statements often include words such as “believe,” “expect,” “project,” “potential,” “anticipate,” “intend,” “plan,” “estimate,” “seek,” “will,” “may,” “would,” “should,” “could,” “forecasts” or similar expressions. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that such expectations will be achieved, and actual results could differ materially from those expressed in the forward-looking statements due to a variety of factors, including the results of the Insurance Investigation, the ability of the Company to remediate any weaknesses in the operations of its insurance subsidiaries and any material weakness in its internal control over financial reporting and disclosure controls and procedures, uncertainty regarding the closing of the sale of the insurance subsidiaries and other factors disclosed from time to time in the Company’s reports filed with the SEC. You should not place undue reliance on these forward-looking statements. All forward-looking statements are expressly qualified in their entirety by the foregoing cautionary statements. All such statements speak only as of the date hereof. The Company assumes no obligation to update or supplement any forward-looking statements whether as a result of new information, future events or otherwise.

Unified Grocers, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 12, 2015	By:	/s/ Richard J. Martin
Richard J. Martin
Executive Vice President, Finance &
Administration and Chief Financial Officer
(Principal Financial and Accounting Officer)